ARNOLD & PORT[redacted]

05010383

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

August 10, 2005

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 10 2005
WASH. D.C. 160

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

SUPPL

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of an earnings release, which was disseminated to EDC's shareholders on August 9, 2005.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

Very truly yours,

Arturo Caraballo

Enclosures

8/12



C. A. LA ELECTRICIDAD DE CARACAS ANNOUNCES CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2005

EDC announces net income of Bs. 80.4 billion with EBITDA of Bs. 158 billion (EBITDA Margin 49.3%).

FINANCIAL RESULTS
(VENGAAP)

Quarterly Comparison				First Half Comparison		
2Q04	1Q05	2Q05	(Millions of Bs.)	1H04	1H05	Var. %
340,513	303,639	320,385	Operating Revenues	662,551	624,024	(5.8)
(153,727)	(167,916)	(162,401)	Operating Expenses	(322,652)	(330,317)	2.4
186,786	**135,723**	**157,984**	**EBITDA**	**339,899**	**293,707**	**(13.6)**
54.85%	**44.70%**	**49.31%**	**EBITDA MARGIN**	**51.30%**	**47.07%**	**(423) bps**
15,040	**(71,446)**	**80,367**	**NET INCOME (LOSS)**	**(80,900)**	**8,921**	**N/A**

HIGHLIGHTS

- Operating revenues for the second quarter totaled Bs. 320.4 billion, a 5.9% decrease from the same period last year.
- Total debt for the quarter equaled US$ 542 MM.
- EDC, along with representatives from the Ministry of Energy and Petroleum, celebrated the groundbreaking of EDC's La Raisa generation facility located in Valles del Tuy.
- EDC designs an Organizational Strategy in order to better serve its clients.

EXTERNAL FACTORS (*)

- Quarterly accrued inflation was 4.5%.
- Wholesale Price Index (WPI) increased 5.2% during the quarter.
- In the first quarter of 2005, a 12% devaluation of the Bolivar occurred, leading to an increase in the official exchange rate from Bs. 1,920 to Bs. 2,150/US$.
- During the first half of 2005, GDP grew by 7.9% compared to the same period of 2004.
- As of April 2005, unemployment stood at 12,1%.

( ) Source: BCV and INE*

Contact Person:
Scarlett Alvarez U.
VP Corporate and Investor Relations
(58) (212) 502.2950
edcinversionistas@aes.com / www.laedc.com.ve

During the second quarter of 2005, **Operating Revenues** totaled Bs. 320.4 billion, a 5.9% decline compared to the same period in 2004, and can be attributed to the tariff lag with respect to inflation. This decrease offset an 8% increase in energy demand in the service area, or a 4% increase in the contribution made by EDC's GENEVAPCA subsidiary to CADAFE.

For the first half of 2005, **Operating Revenues** totaled Bs. 624 billion, a 5.8% decline compared to the same period of 2004.

During the six month period, tariff lag, coupled with a 3.9% lower contribution to the National Interconnected System (S.I.N.), played a significant role in the downward trend and offset an increase in energy demand in the service area of 6.2%.


Operating Income (Millions of Bs.)
340,513
320,385
662,551
624,024
2Q 04
2Q 05
1H 04
1H 05

For the second quarter of 2005, Operating Expenses (without depreciation) totaled Bs. 162.4 billion, increasing 5.6% over the same period last year. This increase was partly due to maintenance carried out in the No. 11 and No. 1 turbines at the Oscar Augusto Machado (OAM) and GENEVAPCA facilities, respectively.

During the first six-months of 2005, **Operating Expenses** increased Bs. 7.7 billion (2.4%) compared to the first half of 2004. This increase corresponds to a 56.5% hike in natural gas prices (January 2005) and higher costs relating to customer service and grid maintenance.

A corporate management strategy to keep costs rationalized, minimal use of Fuel Oil #6 (due to both its higher price and associated operational costs compared to natural gas) and minimal use of the generating park (under an agreement to procure hydroelectric energy from EDELCA) helped minimize the increasing operating expense during the six-month period.


Operating Expenses (Millions of Bs.)
153,727
162,401
322,652
330,317
2Q 04
2Q 05
1H 04
1H 05

As of the second quarter of 2005, **EBITDA** decreased by 15.4% (Bs. 28,8 billion), compared to the same period of 2004, and can be attributed to decreasing Operating Revenues (5.9%). EBITDA currently stands at 4.34 times interest expenses.

For the second quarter, **EBITDA Margin** decreased 554 bps from 54.9% to 49.3% compared to the same period last year.

EBITDA and **EBITDA Margin** for the first half of 2005 totaled Bs. 293.7 billion and 47.07%, respectively.


EBITDA (Millions of Bs.)
186,786
157,984
339,899
293,707
2Q 04
2Q 05
1H 04
1H 05
EBITDA Margin
54.85%
49.31%
51.30%
47.07%

For the first half of 2005, the **Integral Cost of Financing** decreased 76.8% (Bs. 144 billion) compared to the same period of 2004. This change is attributable to a decreasing debt level and an 8 percentage point lower devaluation of the Bolivar in 2005 compared to 2004.

Interest and financial expenses decreased 11.2% due to the early payment of short-term foreign debt initiated in the fourth quarter of 2004 and lower lending rates for EDC's locally denominated debt.

The decreases in both interest and financial expenses and the difference in the Net Exchange Gain offset the 22.1% decrease in the Result of Exposure to Inflation (due to an inflation rate 308 bps lower than 2004).

Integral Cost of Financing

First Half Comparison

(Millions of Bs.)	1H04	1H05	Var. %
Interest and Financial Expenses	(107,102)	(95,098)	(11.2)
Interest Income	25,812	24,237	(6.1)
Net Exchange Gain (Loss)	(179,306)	(29,614)	(83.5)
Result of Exposure to Inflation	73,017	56,896	(22.1)
	(187,579)	**(43,579)**	**(76.8)**

During the quarter, the **Net Profit** totaled Bs. 80.4 billion, or Bs. 65.3 billion greater than the same period last year. This increase was mainly due to a decrease in depreciation expenses of Bs. 19.9 billion (17.8%) and was caused by the useful life of some assets in the grid coming to an end and a comprehensive funding profit of Bs. 24.6 million during the quarter.

Both decreasing depreciation expense and integral cost of financing, along with a lower devaluation in 2005 compared to 2004, resulted in a **Net Profit** of Bs. 8.9 billion.

These factors dampened the negative impact caused by the electrical service tariff lag and increasing fuel prices earlier this year.

Net Income (Loss) (Millions of Bs.)


15,040
24,391
51,494
(71,446)
80,367
2Q 04
3Q 04
4Q 04
1Q 05
2Q 05

FINANCIAL STRATEGIES OVERVIEW

Financial Debt at the end of the quarter totaled US$ 542 MM, a decrease of 25.3% as compared to the same period last year. This downward trend was due to: (a) early payment of Euronotes (EUR 200), (b) repayment of loans in Bolivars from local banks and capital markets for US$ 74.7 MM and (c) new borrowing in US$ for the amount of US$ 6.7 MM.

The **Average Life** of debt was 5.08 years, with a sustained improvement (160%) from the refinancing of financial debt through the issuance of EDC 2014 bonds.

The weighted average **Cost of Debt** in foreign currency hit 9.34% and 14.84% in local currency. The weighted average cost of total debt was 11.12%.

Financial leverage (Debt/Shareholders' Equity) was 39.6%.

Total Financial Debt
(In Millions of US$)


2Q 04
726
3Q 04
713
4Q 04
780
1Q 05
610
2Q 05
542

Average Life
(In years)


1.79
1.60
4.18
4.81
5.08
2Q04
3Q04
4Q04
1Q05
2Q05

Financial Debt Structure

	Jun-04	Sep-04	Dec-04	Mar-05	Jun-05
Bs.	25%	26%	22%	46%	38%
US$	75%	74%	78%	54%	62%
Fixed Rate	73%	71%	74%	51%	56%
Variable Rate	27%	29%	26%	49%	44%
Short Term	32%	34%	27%	33%	30%
Long Term	68%	66%	73%	67%	70%

BUSINESS MANAGEMENT

Tariff Regime

- At the end of the quarter, the tariffs for EDC and CALEY averaged 103.3 Bs./kWh and 81.7 Bs./kWh, respectively.

Applicable to EDC, CALEV & ELEGGUA
(2Q 2005)

Type of Service	Bs./kWh
Residential	110.5
General	110
Industrial	79.7
P. L. & Government	98.9
Average*	**103.3**

Applicable to CALEY
(2Q 2005)

Type of Service	Bs./kWh
Residential	90.7
General	74.9
Industrial	83.2
P. L. & Government	62.8
Average*	**81.7**

*Including costs for taxes and CACE (Adjusment Charge for fuel and energy)

Generation

Through the first half of 2005, Guri dam has maintained sufficient water levels, helping to enforce hydroelectric energy purchase agreements from EDELCA. As a result, net energy ending the quarter totaling 2,381 GWh, a decrease of 18%, compared to the same period last year, while purchases of hydroelectric energy increased by 574%, to a total of 910 GWh.

The increase in energy purchases resulted in a decrease in the Net Capacity Factor from 54% to 51%.

Under the agreement with EDELCA, the use of Fuel Oil #6 needed to meet EDC demand was reduced.

Installed Capacity (MW)	2Q05
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

2Q04	2Q05	Var. %	(Expressed in GWh)	1H04	1H05	Var. %
2,988	2,464	-18%	Gross Generation*	5,868	4,970	-15%
135	910	574%	Purchased Energy (Includes CALEY)	225	1,452	544%
(661)	(717)	8%	Internal Consumption and Losses	(1,367)	(1,407)	3%
2,462	**2,657**	**8%**	**Total Sold Energy**	**4,726**	**5,015**	**6%**
2,913	2,381	-18%	Net Generation*	5,716	4,819	-16%
85.74	87.71		Plant Availability (yearly average) (%)*	85.74	87.71	
54.01	50.49		Net Capacity Factor (quartely) (%)*	54.01	50.49	

* Does not include GENEVAPCA

La Raisa power plant - Commitment and Development

In June, EDC and the Ministry of Energy and Petroleum celebrated the groundbreaking of the new La Raisa power plant at Los Valles del Tuy.

The first stage includes two single-cycle gas turbines for a starting generation capacity of 200 MW. The plant will supply both reliable power and additional energy to the National Interconnected System, without compromising the service area.

Associated investment amounts to US$ 75 million, putting EDC as one of the top private companies in productive non-oil investment.

Transmission and Distribution

In the second quarter, energy delivered by the transmission system to the distribution system totaled 3,095 GWh, an 8.6% increase in relation to the same term last year.

Also during the quarter, the historical **peak power demand** was surpassed by 2%, to 2,014 gross MW.

230kV	69kV	30kV	Total	*Lines installed (Km)*	12.47kV	8.3kV	4.8kV	Total
364	900	167	1,431	Aerial	3,054	190	315	3,559
24	564	334	922	Underground	1,457	70	1,055	2,582
388	**1,464**	**501**	**2,353**	**Total lines installed**	**4,511**	**260**	**1,370**	**6,141**
7	14	8	29	Substations (#)	46	9	49	104
3,340	4,563	982	8,884	Installed capacity (MVA)	4,135	108	1,283	5,526
				Meters thousands (#)				1,082

Management Indicators

The **System Moving Average Interruption Duration Index (SAIDI)**, which is the unforeseen interruptions installed in KVA, times the duration of the interruption in minutes, divided by the total KVA, increased 2.3% with respect to the same period of the previous year, standing at 4.98 hours. February's sharp increase of the SAIDI occurred due to an unusually strong wet-season that caused significant flooding from rivers in EDC substations, ultimately creating interruptions.

Regarding the **System Moving Average Interruption Frequency Index (SAIFI)**, which indicates the number of times an interruption occurs during one year, increased to 3.39, or 8%, over the same term last year. The increase in the SAIFI was primarily caused by the impacts of a strong wet-season, including heavy rains, strong winds and debris, which have all caused interruptions to the system.


SAIDI*
In Hours
(Yearly Rolling Average)
Good
4.87
3.94
3.93
3.82
3.8
3.94
3.84
3.98
4.54
4.54
4.67
4.69
4.98
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2004
2005


SAIFI*
Times
(Yearly Rolling Average)
Good
3.14
3.04
3.02
2.96
2.97
3.12
3.03
3.16
3.09
3.12
3.18
3.21
3.39
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2004
2005

* Include CALEY

Retail

Ending the quarter, our Customer Service Network included: (a) 57 authorized agents with 82 payment tellers, (b) 8 retail offices with 38 customer service representatives, (c) 37 payment cashiers, (d) payment points at 400 bank branches and, (e) online payment.

Important activities conducted during the quarter included:

- New form of collection notices with information for customers.
- Newly installed prepaid meters at La Moran low-income development. These meters are being tested by customers to check that the system operates properly in order to determine the conformance of the equipment.
- Creation of a "Special Cuts" team for residential and commercial customers who have had service removed and have illegal connections.

Management Indicators

Active customers at the end of the quarter totaled 996,829, including 87% residential, 11% general and 2% industrial. Active customers are users with a current agreement with the company and monthly billing.

The **official/public lighting** sector grew by 12% due to an increasing number of clients in popular markets.

Energy sales in the service area increased by 2,657 GWh, or 7.9% over the same period last year. This change was largely due to an enlarged customer portfolio.

It is worth mentioning that in the first quarter, nationwide energy consumption recorded a sustained growth of 7.2% (3.9% in the Capital Region). This increase can be attributed to the greater circulation of cash in the Venezuelan economy coupled with the current economic recovery.

Active Customers

	2Q04	2Q05	Var.%
Residential	852,199	870,777	2.2%
Industrial	6,402	5,837	-8.8%
General	113,423	112,619	-0.7%
Public Lighting and Government	6,763	7,596	12.3%
Total	**978,787**	**996,829**	**1.8%**

2Q04	2Q05	Var. %	(Expressed in GWh)	1H04	1H05	Var. %
877	915	4.3%	Residential	1,681	1,757	4.5%
470	518	10.3%	Industrial	904	966	7.0%
901	986	9.4%	General	1,728	1,842	6.6%
212	238	12.1%	Public Lighting and Government	409	449	9.6%
2,460	**2,657**	**8.0%**	**Total Service Area**	**4,722**	**5,014**	**6.2%**
2	0	-100.0%	National Interconnected System	4	1	-82.8%
2,462	**2,657**	**7.9%**	**Total (Service Area + SIN)**	**4,726**	**5,015**	**6.1%**

Note: Does not include GENEVAPCA

Collection effectiveness was 102% for the second quarter of 2005 (102% for private sector accounts and 100% for public sector accounts). In May, collection effectiveness improved substantially to 108% while collection in the public sector improved to 125%.

Accounts payable turnover stood at 1.98 months, as compared to 2.40 months for the same period in 2004. This downward trend has remained steady due to the stable and effective collection in the public sector.


Collection Effectiveness
0.99
0.99
1.01
0.91
1.02
Good
2Q 04
3Q 04
4Q 04
1Q 05
2Q 05


Accounts Receivable Turnover (months)
2.40
2.12
2.13
2.15
1.98
Good
2Q 04
3Q 04
4Q 04
1Q 05
2Q 05

Safety for Employees

During the quarter, 11 lost time accidents were recorded (6 contractors and 5 employees.) As part of prevention measures, a Safety, Hygiene and Environment Day was hosted in May for all EDC contractors. Additionally, 31,263 man hours were used to train both corporate staff and contractors on the importance of finding and removing irregular conditions and also taught workers about accident prevention. Emphasis has been made on the importance of complying with labor procedures, observance of safety rules, and proper use of protective gear.


Number of Accidents
2Q 04
5
4
3Q 04
3
7
4Q 04
8
6
1Q 05
8
2
2Q 05
6
5
Employees
Contrators

Cost Reduction Programs

Recovery of Transmission and Distribution Equipments

During the quarter, 551 distribution equipment items were refurbished (savings of Bs. 2.867 billion), while 816 equipment items were refurbished during the first half of 2005 for a total savings of Bs. 5,614 billion. This is part of the service upgrade program concerning the reuse of goods, environmental care and the reduction of operating expenses.

Additionally, EDC's Transmission group saved Bs. 25 million through better oil treatment for high-voltage box cables and transformers.

Project – "Changing Standards"

This project is aimed at reviewing, redefining and setting new design and distribution construction standards in order to reduce costs, enlarge and improve choices for customers and offer products to low-income areas by encouraging the conversion of non-paying consumers into clients. During the quarter, nine new standards were implemented, resulting in a cost reduction of Bs. 694 MM.

Major new standards include:
- Centralized energy measurement.
- Support for low-voltage manholes.
- Controlled hours for public lighting.
- Manholes up to 45 m. with no need for additional supports.
- Control meters.
- Meters with automatic disconnection.

Energy Losses Recovery Program

Based on a 12-month moving average, energy losses during the quarter totaled 17.79%, of which 10.41% were non-technical.

Under the focus of "Revenue Management", and continuing with the execution of the "Zero Unaccounted for Energy" plan, EDC continued to redesign, execute and follow-up on activities implemented to reduce and control energy losses.

This plan focuses on the following:

- Focus by Revenue and Asset Management towards operational and investment decision making.
- Comprehensive plan that involves all of the company's groups.
- Development of initiatives and projects to recuperate and reduce both technical and non-technical losses.

In the second quarter, implementation of the Plan produced the following results:

- Addition of 8,049 new clients.
- Recovery of 84 GWh.
- 1.3% increase in the number of billed contracts.
- Removal of 12,289 illegal light connections.
- Replacement of 18,653 expired meters.
- Television, radio and print media campaign to eliminate lighting fraud under the slogan, "Al Final Todo Sale a la Luz (At the End, Everything Comes to Light)".
- Incorporation of the denouncement of fraud through our contact center, called "Mi Contacto".
- Working together with clients in the commercial and industrial sectors to help eliminate energy fraud.
- Installation of 70 control meters.

FILIALES

Ending the quarter, Generación de Energía y Vapor (GENEVAPCA), in addition to fulfilling its obligations to PDVSA, continued supporting the Paraguaná Peninsula by providing CADAFE with 184 GWh through the S.I.N. (approximately 58% of the region's electricity needs).

GENEVAPCA's sales totaled 388 GWh of electricity and 225,679 MT of steam.

Energy Contributions to the Venezuelan Electrical System (GWh)


177
184
307
295
2Q 04
2Q 05
1H 04
1H 05

Operating revenues totaled Bs. 5.5 billion, an increase of 6% over the same period last year. This increase resulted from tariff adjustment for waste disposal, sanitary filling and retail management for PDVSA Gas.

Operating expenses totaled Bs. 3.8 billion in the second quarter of 2005, a decrease of 10% as compared to the same period last year. This was mainly due to the rationalization and control of budget resources, which was implemented in 2005.

Ending this quarter, Conmovil operating revenues and expenses totaled Bs. 805 million and Bs. 434 million, respectively. The combined effect of the increasing revenues and the reduction in operating costs resulted in a 11.4% increase in operating income.

The company has 159 clients and provides the sale, rental and repair of radio equipment and accessories. Service availability totaled 99.56%.

For the quarter, operating revenues and expenses totaled Bs. 2.6 billion, a 40% increase compared to the same period of 2004. This change is the result of an increase in the demand for telecommunication services. At the end of the quarter, the number of active circuits increased 29%, from the same period of 2004, to 191.

During the quarter, a high-capacity link was installed in the La Guaira area which allows the interconnection of a new international carrier.

Availability of the TDM service was 99.99% while Ethernet service availability was 99.97%.

AES Network has 35 customers, including domestic and foreign telecommunications operators and Internet Service Providers (ISPs).

It is the only company in Venezuela that renders a fiber optic Ethernet connection available 24 hours a day, 365 days a year.

STOCK MARKET

Price of EDC Share

EDC's share price stood at Bs. 331, decreasing 26.4% in comparison to the end of June 2004 (Bs. 450). The decrease was attributed to a lag in tariff, despite a better debt profile, and the distribution of extraordinary dividends during 2004 and early 2005.

Price of EDC Share (Bs.)


450
495
499.9
470
331
2Q 04
3Q 04
4Q 04
1Q 05
2Q 05

Market Capitalization

Market capitalization stood at US$ 489 MM, down 34.3% compared to the end of June 2004. This decrease was due to the devaluation of the Bolivar, compared to the US dollar, and a fall in the share price during the quarter.

Market Capitalization (Millions of US$)


744
819
827
694
489
2Q 04
3Q 04
4Q 04
1Q 05
2Q 05

SOCIAL RESPONSIBILITY

Donate your Change

The "**DONATE YOUR CHANGE**" program was launched to support the work of the Fe y Alegría Organization in Venezuela. This program is also sponsored by the Dividendo Voluntario para la Comunidad (DVC) and aims to collect, if the customer so chooses, any change from the payment of the client's electricity bill and/or other paid services.

During the second quarter, a Bs. 70 million donation to the Colegio Nuestra Señora de Coromoto (located in the city of Los Teques) led to the improvement and provisioning of an IT room, a new library and the general repair and remodeling of the facility.

Over the program's life, Donate Your Change has collected Bs. 189 million and has collected, on average, 33,500 donations a month.

Electrobus

This mobile unit is designed to teach the fundamentals of electricity by using alternative tools and interactive experiences.

In addition to visits to public and private schools, Electrobus took part in the 2005 Youth and Childhood Festival. There, visitors learned about simple concepts of static electricity and received safety guidelines in electrical facilities. 2,113 people participated in the Electrobus experience, of which 1,652 were children.

Arboleda Project

GENEVAPCA joined efforts with local government authorities to reforest the Paraguaná Peninsula with native species.

This year, 2,042 different species have been planted and a environmentally-friendly message has been delivered to nine schools, including 5,000 children and adults.

GENEVAPCA, which is celebrating its 10th anniversary this year, is undertaking two new Social Responsibility projects:

- *Cultural Moments,* is intended to promote and participate in cultural events, in conjunction with organized communities within the company's area of influence, to tend to the population's needs, especially schoolchildren. To date, 400 children have taken part in the program.
- *Learn About Safety with Us*, is aimed at delivering a message regarding safety and prevention to students of Peninsula schools. To date, 733 children have participated in this program.

RELEVANT EVENTS

Operational Strategy Focusing on Our Clients

In July, EDC implemented a Operational Strategy that will take advantage of synergies to obtain the productivity levels that our clients and regulators are demanding.

The Corporate Strategy is designed to: (a) offer customers the service they require at an adequate cost, (b) effectively meet customer needs, (c) enhance customer interaction, (d) keep customer constantly informed and,

(e) generate added value by means of:

- Focus on customer requirements.
- Adapt our cost structure to our client's and regulator's demands.
- Effective use of work force.
- Reduction of energy losses.
- Comprehensive employee development.


Board of Director
Audit Committee
AES
Auditor
Compliance
Chief Executive Officer
Chief Operating Officer
VP Legal Affairs
Business Development
VP Finance
VP Regulatory Affairs
VP Corporate & Investor Relations
VP Generation
VP Operating Network
VP Shared Services
VP Transmission
VP Distribution
VP Marketing & Commercial

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT
(Based on unaudited financial statements and expressed in millions of constant bolivars as of June 30, 2005)

Quarterly Comparison						First Half Comparison		
2Q04 Bs	3Q04 Bs	4Q04 Bs	1Q05 Bs	2Q05 Bs		1H04 Bs	1H05 Bs	1H05 MM US$
340,513	327,373	368,113	303,639	320,385	Operating Revenues	662,551	624,024	301
(153,727)	(156,861)	(176,169)	(167,916)	(162,401)	Operating Expenses	(322,652)	(330,317)	(159)
186,786	**170,512**	**191,944**	**135,723**	**157,984**	**EBITDA**	**339,899**	**293,707**	**142**
54.85%	**52.08%**	**52.14%**	**44.70%**	**49.31%**	**EBITDA MARGIN**	**51.30%**	**47.07%**	**47.07%**
(111,699)	(104,026)	(101,515)	(96,401)	(91,808)	Depreciation	(207,186)	(188,209)	(91)
75,087	**66,486**	**90,429**	**39,322**	**66,176**	**EBIT**	**132,713**	**105,498**	**51**
22.05%	**20.31%**	**24.57%**	**12.95%**	**20.66%**	**EBIT MARGIN**	**20.03%**	**16.91%**	**16.91%**
3,834	(15,411)	(14,297)	(32,679)	(1,124)	Other Income and (Expenses),Net	3,117	(33,803)	(16)
(45,830)	(14,332)	(28,801)	(68,172)	24,593	Integral Cost of Financing	(187,579)	(43,579)	(21)
33,091	**36,743**	**47,331**	**(61,529)**	**89,645**	**INCOME (LOSS) BEFORE PROVISION TAXES, DISCONTINUED OPERATIONS, EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST**	**(51,749)**	**28,116**	**14**
(14,751)	(15,040)	3,169	(9,240)	(9,302)	Provision for Income Tax	(25,633)	(18,542)	(9)
(1,265)	200	1,064	-	-	Discontinued Operations	(1,264)	-	-
431	(213)	269	(323)	29	Equity in Net Income of Affiliated Company	209	(294)	(0)
(2,466)	2,701	(339)	(354)	(5)	Minority Interest	(2,463)	(359)	(0)
15,040	**24,391**	**51,494**	**(71,446)**	**80,367**	**NET INCOME (LOSS)**	**(80,900)**	**8,921**	**4**
4.42%	**7.45%**	**13.99%**	**-23.53%**	**25.08%**	**NET MARGIN**	**-12.21%**	**1.43%**	**1.43%**
4.76	7.72	16.31	(22.62)	25.45	NET INCOME (LOSS)PER SHARE	(25.62)	2.82	0.00
238	386	815	(1,131)	1,272	NET INCOME (LOSS) PER ADR	(1,281)	141	0.07
3,158	3,158	3,158	3,158	3,158	OUTSTANDING SHARES (millions)	3,158	3,158	3,158

The company's Financial Results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Commission (CNV in Spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants, and are expressed in millions of constant bolivars as of June 30, 2005, according to the DPC 10 "Standards for the Preparation of Inflation Adjusted Financial Statements."

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of June 30, 2005)

	2004 June 30	2005 June 30
ASSETS		
Current Assets	1,290,278	1,021,744
Cash and Cash Equivalents	416,717	531,630
Property, Plant and Equipment, net	4,030,043	3,753,824
Investments	88,040	4,413
Long Term Accounts Payable	45,001	45,218
Intangible Assets and Deferred Credits	28,255	33,658
Total Assets	**5,481,617**	**4,858,857**
LIABILITIES AND EQUITY		
Current Liabilities	977,502	911,452
Short Term Debt	548,507	358,243
Long Term Debt	1,077,362	811,002
Others Liabilities	164,535	183,780
Equity	3,262,218	2,952,623
Total Liabilities and Equity	**5,481,617**	**4,858,857**
Current Assets/Current Liabilities	**1.32**	**1.12**
Short Term Debt/Long Term Debt	**0.51**	**0.44**
Equity/Total Assets	**59.51%**	**60.77%**
Financial Debt/Total Capitalization	**33.26%**	**28.37%**

The company's Financial Results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Commission (CNV in Spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants, and are expressed in millions of constant bolivars as of June 30, 2005, according to the DPC 10 "Standards for the Preparation of Inflation Adjusted Financial Statements."

The results presented in this report have not been audited and were derived according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission and under the International Accounting Standards (IAS).

These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in bolivars as stated on June 30, 2005.

As of June, 2005, the exchange rate was 2,150 bolivars per US dollar and the average exchange rate for the year was 2,079.74 bolivars per US dollar. The Consumer Price Index (1997 base year) for the end of June, 2005, was 496.25 and the average Consumer Price Index from January-June 2005 was 480.60.

C.A. La Electricidad de Caracas and Subsidiaries (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Caracas Stock Exchange. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a world leading power supply company, with sales for 2004 of US$ 9.5 billion. AES supplies 45,000 MW of electricity to customers in 27 countries by using 113 power plants and 17 distributors. Our 30,000 employees are committed to operational excellence and meet global growing energy needs.

Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

This report may contain forward-looking statements speculative in nature based on the information, operational plans and forecasts currently available about future trends and facts. As such, they are subject to risks and uncertainties. A wide variety of factors may make future real facts to differ significantly from the issues presented or anticipated in this report, including, among others, changes in general economic, political, government and business conditions. In the event of materializing any of these risks or uncertainties, or if underlying assumptions prove to be mistaken, future real facts may vary significantly. C.A. La Electricidad de Caracas (EDC) is not bound to update or correct the information contained in this report.

C. A. LA ELECTRICIDAD DE CARACAS ANUNCIA SUS RESULTADOS CONSOLIDADOS DEL SEGUNDO TRIMESTRE Y PRIMER SEMESTRE DE 2005

Durante el segundo trimestre, la EDC registró ganancias netas por Bs. 80,4 millardos, alcanzando un EBITDA de Bs. 158 millardos (Margen EBITDA de 49,3%).

RESULTADOS FINANCIEROS
(En VENGAAP)

Comparación trimestral:				Comparación Semestral:		
2T 04	1T 05	2T 05	(Millones de Bs.)	1S04	1S05	[illegible]%
340.513	303.639	320.385	Ingresos de Operación	662.551	624.024	(5,8)
(153.727)	(167.916)	(162.401)	Gastos de Operación	(322.652)	(330.317)	2,4
186.786	**135.723**	**157.984**	**EBITDA**	**339.899**	**293.707**	**(13,6)**
54,85%	**44,70%**	**49,31%**	**MARGEN EBITDA**	**51,30%**	**47,07%**	**(423) bps**
15.040	**(71.446)**	**80.367**	**Utilidad (Pérdida) Neta**	**(80.900)**	**8.921**	**N/A**

ASPECTOS RESALTANTES

- Los ingresos operativos se situaron en Bs. 320,4 millardos, 5,9% menos que los obtenidos en el mismo trimestre del año anterior.
- Deuda total al cierre del trimestre US$ 542 millones.
- EDC, conjuntamente con el Ministerio de Energía y Petróleo, realizaron el acto de inicio de la instalación de la nueva planta de generación térmica, La Raisa, ubicada en los Valles del Tuy.
- EDC, diseñó una Estrategia Organizacional en función de sus clientes.

FACTORES EXTERNOS (*)

- La inflación acumulada durante el trimestre fue de 4,5%.
- Durante el trimestre el Índice de Precios al Mayor (IPM) creció 5,2%.
- Devaluación del 12% del bolívar con relación al dólar, al ajustarse el tipo de cambio oficial de Bs. 1.920 a Bs. 2.150 por US$.
- El PIB durante el primer trimestre de 2005 creció 7,9% comparado con el mismo periodo del 2004.
- El desempleo para el mes de abril se ubicó en 12,1%.

( ) Fuente: BCV e INE.*

Persona Contacto:
Scarlett Alvarez U.
VP Relaciones Corporativas y con los Inversionistas
(58) (212) 502.2950
edcinversionistas@aes.com / www.laedc.com.ve

Durante el segundo trimestre de 2005, los **Ingresos de Operación** totalizaron Bs. 320,4 millardos, disminuyendo en 5,9% con respecto a los obtenidos en el mismo periodo del año 2004, como consecuencia del rezago tarifario en relación a la inflación. Esta disminución no compensó el incremento de la demanda de energía para la zona servida de 8%, ni el aumento de 4% en el aporte efectuado por la filial GENEVAPCA a CADAFE.

Para el primer semestre de 2005, los **Ingresos de Operación** se situaron en Bs. 624 millardos, reflejando una disminución de 5,8% en comparación al mismo semestre del año anterior.

El rezago tarifario y la disminución en los aportes al Sistema Interconectado Nacional (S.I.N.) en 4,8%, inciden notablemente en la baja observada durante el periodo, la cual es atenuada por el incremento de la demanda de energía de 6,2% en la zona servida.

Ingresos de Operación (Millones de Bs.)


340.513
320.385
662.551
624.024
2T 04
2T 05
1S 04
1S 05

Los **Gastos de Operación (sin depreciación)** para este trimestre totalizaron Bs. 162,4 millardos, incrementándose en 5,6% con respecto al mismo trimestre del año anterior. Este aumento se debe -en parte- a mantenimientos en el sistema de combustión de las turbinas de la unidad No. 11 de la planta Oscar Augusto Machado (OAM) y de la unidad No. 1 de Generación de Energía y Vapor (GENEVAPCA).

En relación al primer semestre de 2005, el gasto aumentó en Bs. 7,7 millardos (2,4%) comparado con el primer semestre de 2004. Este aumento corresponde al incremento del 56,5% que experimentó el precio del gas natural a partir del mes de enero de 2005 y a un mayor costo de los servicios contratados relacionados con la atención a los clientes y con el mantenimiento de la red.

La estrategia implantada por la gerencia de la empresa de mantener su programa de racionalización de costos, ahorro en el consumo de Fuel Oil #6 (costos asociados más elevados que el gas natural) y menor uso del parque generador (producto del acuerdo de compra de energía hidroeléctrica a EDELCA), mitigó el incremento de los gastos de operación durante el semestre.

Gastos de Operación (Millones de Bs.)


153.727
162.401
322.652
330.317
2T 04
2T 05
1S 04
1S 05

El **EBITDA** para el segundo trimestre de 2005 disminuyó en 15,4% comparado con Bs. 186,8 millardos reportado en el mismo periodo del año anterior, debido a la disminución de los Ingresos de Operación en 5,9%. El EBITDA representa 4,34 veces los intereses y gastos financieros.

El **Margen EBITDA** en el segundo trimestre, se situó en 49,3%, disminuyendo en 554 bps con respecto al obtenido en el mismo trimestre del año anterior, el cual se ubicó en 54,9%.

El EBITDA y el **Margen EBITDA** para el primer semestre de 2005, alcanzaron Bs. 293,7 millardos y 47,1% respectivamente.

EBITDA (Millones de Bs.)


186.786
157.984
339.899
293.707
2T 04
2T 05
1S 04
1S 05
Margen EBITDA: 54,85% 49,31% 51,30% 47,07%

Para el primer semestre, el **Costo Integral de Financiamiento** presentó una disminución del 76,8% equivalente a Bs. 144 millardos, en comparación con el mismo periodo del año anterior, motivado a una devaluación del bolívar en relación al dólar americano inferior (en 802 bps) a la registrada en febrero de 2004. También contribuyeron a esta disminución la cancelación anticipada de préstamos externos y el efecto de la aplicación de una menor tasa promedio activa local a la deuda denominada en bolívares, que permitieron que los intereses y gastos financieros disminuyeran en 11,2% en el periodo comparado. Esta disminución en la diferencia en cambio neta y en los intereses y gastos financieros, contrarresta la baja del resultado monetario en 22,1% (debido a una inflación menor en 308 bps, con respecto a la del año 2004).

Costo Integral de Financiamiento

Comparación Semestral:

(Millones de Bs.)	1S04	1S05	Var. %
Intereses y gastos financieros	(107.102)	(95.098)	(11,2)
Intereses ganados	25.812	24.237	(6,1)
Diferencia en cambio, neta	(179.306)	(29.614)	(83,5)
Resultado monetario del ejercicio	73.017	56.896	(22,1)
	(187.579)	**(43.579)**	**(76,8)**

Durante el trimestre, la **Utilidad Neta** totalizó Bs. 80,4 millardos, superior en Bs. 65,3 millardos a la obtenida en el mismo periodo del año 2004. Este incremento obedece, principalmente, a la disminución en el gasto de depreciación en Bs. 19,9 millardos (17,8%) al alcanzar el final de su vida útil ciertos activos de la red, y al beneficio integral de financiamiento por Bs. 24,6 millardos obtenido en el trimestre.

Tanto la disminución en el gasto de depreciación como el beneficio integral de financiamiento, aunado a una devaluación inferior a la registrada en el mes de febrero de 2004, incidieron en la obtención de una Utilidad Neta de Bs. 8,9 millardos en el primer semestre.

Estos factores amortiguaron el impacto negativo ocasionado por el rezago en el ajuste tarifario del servicio eléctrico y el incremento de los precios del combustible a principios de año.

Utilidad (Pérdida) Neta (Millones de Bs.)


80.367
51.494
24.391
15.040
(71.446)
2T 04
3T 04
4T 04
1T 05
2T 05

RESUMEN DEUDA FINANCIERA

La **Deuda Financiera,** al cierre del trimestre, totalizó US$ 542 millones mostrando una disminución de 25,3% comparado con el mismo periodo del año anterior. Esta disminución se debe a: (a) pago anticipado de las Euronotas (EUR 200), (b) pago de préstamos obtenidos en bolívares con la banca y el mercado de capital local por un monto de US$ 74,7 millones y (c) adquisición de nuevos préstamos en dólares por un monto de US$ 6,7 millones.

Total Deuda Financiera
(Expresado en millones de US$)


Trimestres
2T 04
726
3T 04
713
4T 04
780
1T 05
610
2T 05
542

La **Vida Promedio** de la deuda se ubicó en 5,08 años, reflejando una mejora sostenida (160%) a partir del refinanciamiento de la deuda financiera, mediante la emisión de los bonos EDC 2014.

Para el semestre, el **Costo Promedio Ponderado de la Deuda**, en moneda extranjera, fue de 9,34%, y en moneda local fue de 14,84%. El costo promedio ponderado de la deuda total fue de 11,12%.

El apalancamiento financiero (Deuda/Patrimonio) se situó en 39,6%.

Vida Promedio
(expresada en años)


1,79
1,60
4,18
4,81
5,08
2T04
3T04
4T04
1T05
2T05

Estructura de la Deuda Financiera

	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Bs.	25%	26%	22%	46%	38%
US$	75%	74%	78%	54%	62%
Tasa Fija	73%	71%	74%	51%	56%
Tasa Variable	27%	29%	26%	49%	44%
Corto Plazo	32%	34%	27%	33%	30%
Largo Plazo	68%	66%	73%	67%	70%

GESTIÓN DEL NEGOCIO

Régimen Tarifario

- Al cierre del trimestre la tarifa promedio para la EDC y CALEY se ubicó en 103,3 Bs./kWh y 81,7 Bs./kWh respectivamente.

Aplicable a EDC, CALEV y ELEGGUA
(2T 2005)

Tipo de Servicio	Bs./kWh
Residencial	110,5
General	110,0
Industrial	79,7
A.P. y Sector Oficial	98,9
Promedio*	**103,3**

Aplicable a CALEY
(2T 2005)

Tipo de Servicio	Bs./kWh
Residencial	90,7
General	74,9
Industrial	83,2
A.P. y Sector Oficial	62,8
Promedio*	**81,7**

* Se incluyen los costos por patente y CACE (Cargo por ajuste de combustible y energía).

Generación

Durante el año 2005, la cota de la Represa del Guri ha mantenido niveles adecuados, permitiendo la vigencia del acuerdo de compra de energía hidroeléctrica a EDELCA. Como resultado de esta situación, la energía neta generada al cierre del trimestre fue de 2.381 GWh, disminuyendo en 18% comparado con mismo periodo del año anterior. La compra de energía, durante el trimestre, aumentó en 574%, totalizando 910 GWh.

El aumento en la Energía Comprada explica la disminución observada en el **Factor de Capacidad Neta** de 54% a 51%.

Mediante el acuerdo con EDELCA, se ha reducido el consumo de Fuel Oil #6 requerido para el abastecimiento de la demanda de la EDC.

Capacidad Instalada (MW)	2T05
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

2T04	2T05	Var. %	(Expresado en GWh)	1S04	1S05	Var. %
2.988	2.464	-18%	Generación Bruta*	5.868	4.970	-15%
135	910	574%	Energía Comprada (Incluye CALEY)	225	1.452	544%
(661)	(717)	8%	Consumo Interno y Pérdidas	(1.367)	(1.407)	3%
2.462	**2.657**	**8%**	**Total Energía Vendida**	**4.726**	**5.015**	**6%**
2.913	2.381	-18%	Generación Neta*	5.716	4.819	-16%
85,74	87,71		Disponibilidad Planta (promedio anual) (%)*	85,74	87,71	
54,01	50,49		Factor de Capacidad, Neta (trimestral) (%)*	54,01	50,49	

*No incluye GENEVAPCA

Planta Termoeléctrica La Raisa, generamos compromiso y desarrollo

Durante el mes de junio, la Electricidad de Caracas, conjuntamente con el Ministerio de Energía y Petróleo, realizó el acto de inicio de la instalación de su nueva planta de generación eléctrica "La Raisa", al develar la placa en el terreno dispuesto para este proyecto en los Valles del Tuy.

La Raisa contará, en su primera etapa, con dos turbinas de gas en ciclo simple, para una capacidad inicial de generación de 200 MW. Esta planta permitirá garantizar la confiabilidad del servicio eléctrico y aportar más energía al Sistema Interconectado Nacional, sin comprometer la disponibilidad de nuestra área servida.

La inversión asociada se ha estimado en US$ 75 millones y coloca a La Electricidad de Caracas entre las primeras empresas privadas del país en lo que a inversión productiva no petrolera se refiere.

Transmisión y Distribución

La energía entregada por el sistema de transmisión al sistema de distribución, al cierre del trimestre, fue de 3.095 GWh, alcanzando un crecimiento del 8,6% con respecto al mismo periodo del año anterior.

Durante el trimestre, se superó el **récord histórico de demanda máxima de potencia** alcanzando los 2.014 MW brutos, que significó un crecimiento con respecto al máximo alcanzado el año anterior del 2%.

Datos de la Red

230kV	69kV	30kV	Total	*Líneas instaladas (Km)*	12.47kV	8.3kV	4.8kV	Total
364	900	167	1.431	Aéreas	3.054	190	315	3.559
24	564	334	922	Subterráneas	1.457	70	1.055	2.582
388	**1.464**	**501**	**2.353**	**Total líneas instaladas**	**4.511**	**260**	**1.370**	**6.141**
7	14	8	29	Subestaciones (#)	46	9	49	104
3.340	4.563	982	8.884	Capacidad Instalada (MVA)	4.135	108	1.283	5.526
				Medidores miles (#)				1.082

Indicadores de Gestión

El **Índice Móvil Anual de Duración de Interrupción del sistema** (SAIDI) -KVA instalados interrumpidos imprevistos por los minutos de interrupción entre los KVA totales- fue 4,98 horas al cierre del trimestre, aumentando en un 2,3% con respecto al mismo periodo del año anterior. A partir del mes de febrero este índice se incrementó como consecuencia de la vaguada ocurrida, la cual, además de causar desbordamiento de ríos y cierre de vías, generó la inundación de una de nuestras subestaciones. El efecto de la vaguada se mantendrá hasta que no sea considerado para el cálculo del promedio móvil anual.

El **Índice Móvil Anual de Frecuencia de Interrupción** (SAIFI) -KVA instalados interrumpidos imprevistos entre los KVA totales- se ubicó en 3,39 veces, 8% superior al mismo periodo de año anterior.

Esto se debe, principalmente, al incremento de las interrupciones en distribución producto del impacto de lluvias continuas, vientos, árboles caídos y contacto de objetos extraños con ramas.

SAIDI*
Expresado en Horas
(Promedio Móvil Anual)


Bueno
4,87
3,94
3,93
3,82
3,8
3,94
3,84
3,98
4,54
4,54
4,67
4,69
4,98
Jun
Jul
Ago
Sep
Oct
Nov
Dic
Ene
Feb
Mar
Abr
May
Jun
2004
2005

SAIFI*
Veces
(Promedio Móvil Anual)


Bueno
3,14
3,04
3,02
2,96
2,97
3,12
3,03
3,16
3,09
3,12
3,18
3,21
3,39
Jun
Jul
Ago
Sep
Oct
Nov
Dic
Ene
Feb
Mar
Abr
May
Jun
2004
2005

*Incluye CALEY

Comercialización

Al finalizar el trimestre, nuestra Red de Atención quedó conformada por (a) 57 agentes autorizados con 82 taquillas de pagos, (b) 8 oficinas comerciales con 38 puestos de atención al cliente, (c) 37 taquillas de pago, (d) 400 agencias bancarias disponibles para el pago y (e) pago en línea.

Los avances más significativos realizados durante el trimestre fueron:

- Nuevo formato de avisos de cobro con información precisa, respondiendo a las exigencias de nuestros clientes.
- Medidores prepago en el Barrio La Morán totalmente energizados (Proyecto Barrio Eléctrico). A la fecha, se encuentran en periodo de prueba por parte de los clientes, quienes verificarán el funcionamiento del sistema de entrega de códigos de energía previamente a dar la aceptación en el equipo de medición.
- Creación de un grupo de "Cortes Especiales", el cual atenderá a los clientes Residenciales y Comerciales que hayan tenido suspensión anteriormente y se hayan reconectado ilegalmente.

Indicadores de Gestión

El **total de clientes activos**, al cierre del trimestre, fue de 996.829 de los cuales 87% corresponden a clientes Residenciales, 11% a clientes Generales y 2% a clientes Industriales, Oficiales y Alumbrado Público. Se entienden por clientes activos aquellos usuarios que tienen un contrato vigente con la empresa y que son facturados mensualmente.

En el sector **Oficial/Alumbrado Público** se registró un aumento del 12% en la cartera de clientes debido al desarrollo y crecimiento de los mercados populares.

Las ventas de energía en el área servida se ubicaron en 2.657 GWh, aumentando en 8% con respecto al mismo periodo del año 2004. Esta variación obedece a la ampliación de la cartera de clientes.

Es importante destacar que durante el primer semestre el consumo de energía, a nivel nacional, registró un crecimiento sostenido de 7,2% (3,9 en la Región Capital). Este comportamiento es el resultado del aumento en la masa monetaria, manifestado en una recuperación económica.

Clientes Activos Facturados

	2T04	2T05	Var.%
Residencial	852.199	870.777	2,2%
Industrial	6.402	5.837	-8,8%
General	113.423	112.619	-0,7%
Oficial/Alumbrado Público	6.763	7.596	12,3%
Total	**978.787**	**996.829**	**1,8%**

2T04	2T05	Var. %	(Consumo en GWh)	1S04	1S05	Var.%
877	915	4,3%	Residencial	1.681	1.757	4,5%
470	518	10,3%	Industrial	904	966	7,0%
901	986	9,4%	General	1.728	1.842	6,6%
212	238	12,1%	Oficial/Alumbrado Público	409	449	9,6%
2.460	**2.657**	**8,0%**	**Total Área Servida**	**4.722**	**5.014**	**6,2%**
2	0	-100,0%	Sistema Interconectado Nac.	4	1	-82,8%
2.462	**2.657**	**7,9%**	**Total Área Servida + SIN**	**4.726**	**5.015**	**6,1%**

Nota: No incluye GENEVAPCA

La efectividad de la cobranza fue de 102% durante el segundo trimestre del año (102% para las cuentas del Sector Privado y 100% para las cuentas del Sector Público). Durante el mes de mayo la efectividad mejoró sustancialmente colocándose en 108%. Asimismo, la cobranza en el Sector Público se recuperó durante el mes de mayo, alcanzando 125%.

La rotación de las cuentas por cobrar se ubicó en 1,98 meses, comparado con un valor de 2,40 meses durante el mismo periodo del año 2004. Se mantiene la tendencia a la baja del indicador, debido a la atenuación de la incidencia del efecto estacional de la cobranza del Sector Público.

Efectividad de la Cobranza


Bueno
0,99
0,99
1,01
0,91
1,02
2T 04
3T 04
4T 04
1T 05
2T 05

Rotación de las Cuentas por Cobrar (meses)


2,40
2,12
2,13
2,15
1,98
Bueno
2T 04
3T 04
4T 04
1T 05
2T05

Seguridad de los Empleados

Durante el trimestre se registraron 11 accidentes con pérdida de tiempo (6 contratistas y 5 trabajadores EDC). Como parte de las medidas de prevención, durante el mes de mayo, se organizó la Jornada de Seguridad, Higiene y Ambiente "Contratistas 2005". Adicionalmente, se han impartido 31.263 horas hombre en adiestramiento tanto a personal propio como a contratistas, resaltando la importancia de la detección y eliminación de condiciones fuera de norma, además de fomentar en el trabajador actitudes que eviten la ocurrencia de los accidentes. También se está haciendo énfasis en la importancia de cumplir con los procedimientos de trabajo, el respeto a las normas de seguridad y el uso adecuado de los equipos de protección personal.

Número de Accidentes


2T 04
5
4
3T 04
3
7
4T 04
8
6
1T 05
8
2
2T 05
6
5
Empleados
Contratistas

Programas orientados a la Reducción de Costos

Recuperación de Equipos de Transmisión y Distribución

Durante el trimestre se recuperaron 551 equipos de distribución, generando ahorros por Bs. 2.867 millones. En total se han recuperado 816 equipos y se ha obtenido un ahorro de Bs. 5.614 millones, continuando con el programa de optimación del uso de los activos, el cuidado del medio ambiente y la reducción de costos operativos.

Asimismo, la unidad de Transmisión generó para el trimestre, un ahorro de Bs. 25 millones por aceite tratado en cajas de conexión y transformadores.

Proyecto Cambio de Estándares

Este proyecto tiene como finalidad la revisión, *reformulación y elaboración de nuevos estándares de* diseño y construcción en distribución. Estos estándares están orientados a reducir costos, ampliar y mejorar las opciones a todos los clientes, ofrecer productos a sectores de bajos ingresos y apoyar la transformación de consumidores en clientes. Durante el semestre entraron en funcionamiento 9 nuevos estándares, generando, hasta la fecha, una reducción de costos en el orden de Bs. 694 millones.

Algunos de los principales nuevos estándares *desarrollados son:*

- Medición Centralizada.
- Soporte para Acometidas de Baja Tensión.
- Control en el horario del Alumbrado Público.
- Acometidas de hasta 45 metros sin necesidad de colocar soportes adicionales.
- Medidores de Control.
- Medidores con desconexión automática.

Recuperación de Pérdidas de Energía

Las pérdidas de energía (12 meses) para el final del trimestre se ubicaron en 17,79% (10,41% corresponden a pérdidas no técnicas).

Bajo el enfoque de gerencia de ingresos "Revenue Management" y continuando con la ejecución del Plan "Zero Un-Accounted for Energy" se continua con el rediseño, ejecución y seguimiento de las actividades orientadas a la reducción y control de las pérdidas de energía.

El Plan hace énfasis en:

- La Gerencia de Ingresos y Gerencia de Activos para toma de decisiones operativas y de inversión.
- Plan Integral que involucra todas las unidades de la Empresa.
- Desarrollo de iniciativas y proyectos de recuperación y reducción de pérdidas técnicas y no técnicas.

Como producto de la aplicación del Plan, durante el trimestre, se obtuvieron los siguientes resultados:

- Incorporación de 8.049 nuevos clientes.
- Recuperación de 84 GWh de energía.
- Aumento de 1,3% en cantidad de contratos facturados en el trimestre.
- Retiro de 12.289 luminarias ilegales.
- Sustitución de 18.653 medidores con aferición vencida.
- Inicio de campaña publicitaria en televisión, prensa y radio para combatir el fraude eléctrico bajo el lema: "Al Final Todo Sale a la Luz".
- Incorporación de denuncias por fraude eléctrico en la página Web y el sistema de atención telefónica "Mi Contacto".
- Acercamiento con gremios de clientes comerciales e *industriales para combatir el fraude eléctrico.*
- Instalación de 70 medidores de control en la red eléctrica.

FILIALES

Generación de Energía y Vapor (GENEVAPCA) al cierre del trimestre, además de cumplir sus compromisos con PDVSA, continuó apoyando a la Península de Paraguaná aportando a CADAFE 184 GWh a través del S.I.N. (aprox. 58% de las necesidades de electricidad de la región).

Las ventas totales de energía eléctrica de esta filial alcanzaron 388 GWh para el trimestre, mientras que las ventas de vapor sumaron 225.679 TM.

Aportes de Energía al Sistema Eléctrico Venezolano (GWh)


177
184
307
295
2T 04
2T 05
1S 04
1S 05

Administradora SERDECO, C.A.

Los ingresos operativos alcanzaron Bs. 5,5 millardos para el segundo trimestre del año 2005, aumentando en un 6% con respecto al segundo trimestre del año 2004. Este aumento fue producto de la aplicación del ajuste de tarifas del servicio de Aseo, Relleno Sanitario y el servicio de gestión comercial a PDVSA Gas.

Los gastos operativos para el segundo trimestre del año 2005 fueron de Bs. 3,8 millardos lo que, comparado con el 2do. trimestre de 2004, representa una disminución de 10%. Esto obedece principalmente a la racionalización y control de los recursos del presupuesto implementados en el 2005.

COM MOVIL
AES Soluciones Tecnológicas

Al cierre del trimestre, los ingresos operativos de Commóvil totalizaron Bs. 805 millones, mientras que los gastos operativos alcanzaron Bs. 434 millones. El efecto combinado del aumento en los ingresos más la reducción en los costos, se tradujo en un aumento de 11,4% en la utilidad operativa.

La empresa cuenta con 159 clientes y los servicios prestados comprenden: venta, alquiler y reparación de equipos (radios y accesorios). La disponibilidad de los servicios fue 99,56%.

AES network

Los ingresos operativos durante el trimestre alcanzaron el monto de Bs 2,6 millardos, aumentando en 40% respecto al segundo trimestre del 2004. Este aumento es producto del incremento en la demanda de servicios de telecomunicaciones. Al cierre del trimestre el número de circuitos activos fue de 191, incrementándose un 29% en comparación con el mismo periodo del año anterior.

Durante el trimestre, se instaló un servicio de alta capacidad en el Litoral Central que permite la interconexión de un nuevo carrier internacional.

La disponibilidad del servicio TDM se ubicó en 99,99%. En los servicio Ethernet la disponibilidad se ubicó en 99,97%.

AES Network cuenta con 35 clientes: operadores de telecomunicaciones nacionales e internacionales y proveedores de acceso a Internet (ISPs). Es la única empresa en Venezuela que ofrece servicios de conectividad de Ethernet en fibra óptica, operando las 24 horas del día, los 365 días del año.

MERCADO BURSÁTIL

Precio Acción EDC

El precio de la acción cerró en Bs. 331 disminuyendo en 26,4%, en relación al precio de cierre del mes de junio de 2004 (Bs. 450). Esta disminución se debió al impacto del *rezago en el incremento de las tarifas eléctricas*, a pesar de la mejora en el perfil de la deuda y al reparto de dividendos extraordinarios durante el año 2004 y principios de 2005.

Precio de la Acción EDC
(Bs.)


450
495
499,9
470
331
2T 04
3T 04
4T 04
1T 05
2T 05

Capitalización del Mercado

La Capitalización del Mercado se situó en US$ 489 millones, disminuyendo 34,3% en relación al valor de cierre a junio de 2004. Esta disminución obedece a la devaluación del bolívar frente al dólar americano del 12% y a la disminución del precio de la acción durante el trimestre.

Capitalización del Mercado
(Millones de US$)


744
819
827
694
489
2T 04
3T 04
4T 04
1T 05
2T 05

RESPONSABILIDAD SOCIAL

Programa Dona tu Vuelto

Dona tu Vuelto es un programa que recauda, a voluntad del cliente, el vuelto de su factura de electricidad y otros servicios, el cual se destina a obras de Fe y Alegría en Venezuela y cuenta con el auspicio del Dividendo Voluntario para la Comunidad (DVC).

Durante el segundo trimestre, gracias a la donación de más de Bs. 70 millones realizada al Colegio Nuestra Señora de Coromoto (ubicado en Los Teques), se comenzó la remodelación y dotación de su sala de telemática, así como la construcción de la biblioteca y reparación de su planta física.

Desde el comienzo de este Programa (diciembre 2003) hasta el cierre del trimestre, Dona Tu Vuelto recolectó la suma de Bs. 189 millones con un promedio mensual de 33.500 donaciones.

El Electrobus

El Electrobus es una unidad móvil que tiene como objetivo difundir conocimientos básicos de electricidad a través del uso de herramientas alternativas y experiencias interactivas.

Además de las visitas a colegios e instituciones públicas y privadas, El Electrobus participó en el Festival de la Infancia y la Juventud 2005 (Juvenalia), ofreciendo a los asistentes una dinámica basada en conceptos sencillos acerca de la electricidad estática, así como la divulgación *de conceptos de seguridad en instalaciones eléctricas*. En la actividad se atendieron a 2.113 personas de la cuales 1.652 eran niños.

Proyecto Arboleda

GENEVAPCA, junto a otras organizaciones gubernamentales regionales, ha venido reforestando la Península de Paraguaná con especies autóctonas.

Durante el presente año se han sembrado 2.042 árboles de diferentes especies y se ha llevado el mensaje ambientalista a 9 instituciones educativas, sumando un total de 5.000 personas entre niños, jóvenes y adultos.

Genevapca, en ocasión de la celebración de su décimo aniversario de operación comercial, ha emprendido dos nuevos Proyectos de Responsabilidad Social denominados:

- *Momentos Culturales,* con la intención de promover y participar en actividades culturales en conjunto con las comunidades organizadas -en su área de influencia- atendiendo las necesidades de la población infantil en edad escolar. A la fecha, han participado 400 niños.
- *Aprende de Seguridad con Nosostros*, con el objetivo de transmitir un mensaje de seguridad y prevención a los niños de las escuelas ubicadas en la Península. A la fecha se ha transmitido este mensaje a 733 niños.

EVENTOS RELEVANTES

Estrategia Organizacional en función de nuestros clientes

La EDC implantó, a partir de julio, una Estrategia Organizacional que permitirá aprovechar sinergias para lograr los niveles de productividad que el regulador y nuestros clientes están demandando.

Esta Estrategia Organizacional es una herramienta para: (a) ofrecer a los clientes el servicio que requieren a un costo adecuado, (b) cumplir con sus necesidades con la agilidad requerida, (c) interactuar con un mayor grado de Confianza, (d) mantenerlo informado de manera constante y (e) generar valor agregado mediante:

- Desarrollo de enfoques orientados a los requerimientos de nuestros clientes.
- Adaptación de la estructura de costos a las exigencias del cliente y el Regulador.
- Uso eficiente del capital de trabajo.
- Disminución de las pérdidas de energía.
- Desarrollo integral de nuestro personal.


Junta Directiva
Comité Auditoría
AES
Auditor
Compliance
Presidente Ejecutivo
Gerente General
VP Asuntos Legales
Desarrollo de Nuevos Negocios
VP Generación
VP Redes Operativas
VP Servicios Compartidos
VP Finanzas
VP Transmisión
VP Distribución
VP Mercadeo y Comercialización
VP Asuntos Regulatorios
VP Relaciones Corporativas y con Inversionistas

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Con base en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de junio de 2005)

Comparación Trimestral						Comparación Semestral		
2T 04 Bs.	3T 04 Bs.	4T 04 Bs.	1T 05 Bs.	2T 05 Bs.		1S04 Bs.	1S05 Bs.	1S05 MM US$
340.513	327.373	368.113	303.639	320.385	Ingresos de Operación	662.551	624.024	301
(153.727)	(156.861)	(176.169)	(167.916)	(162.401)	Gastos de Operación	(322.652)	(330.317)	(159)
186.786	**170.512**	**191.944**	**135.723**	**157.984**	**EBITDA**	**339.899**	**293.707**	**142**
54,85%	**52,08%**	**52,14%**	**44,70%**	**49,31%**	**MARGEN EBITDA**	**51,30%**	**47,07%**	**47,07%**
(111.699)	(104.026)	(101.515)	(96.401)	(91.808)	Depreciación	(207.186)	(188.209)	(91)
75.087	**66.486**	**90.429**	**39.322**	**66.176**	**EBIT**	**132.713**	**105.498**	**51**
22,05%	**20,31%**	**24,57%**	**12,95%**	**20,66%**	**MARGEN EBIT**	**20,03%**	**16,91%**	**16,91%**
3.834	(15.411)	(14.297)	(32.679)	(1.124)	Otros Ingresos y (Egresos) Neto	3.117	(33.803)	(16)
(45.830)	(14.332)	(28.801)	(68.172)	24.593	Costo Integral de Financiamiento, neto	(187.579)	(43.579)	(21)
33.091	**36.743**	**47.331**	**(61.529)**	**89.645**	**UTILIDAD (PERDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, OPERACIONES DISCONTINUAS, PARTICIPACION PATRIMONIAL EN COMPAÑIA AFILIADA E INTERESES MINORITARIOS**	**(51.749)**	**28.116**	**14**
(14.751)	(15.040)	3.169	(9.240)	(9.302)	Provisión para Impuestos	(25.633)	(18.542)	(9)
(1.265)	200	1.064	-	-	Operaciones Discontinuas	(1.264)	-	-
431	(213)	269	(323)	29	Participación Patrimonial en Compañia Afiliada	209	(294)	(0)
(2.466)	2.701	(339)	(354)	(5)	Intereses Minoritarios	(2.463)	(359)	(0)
15.040	**24.391**	**51.494**	**(71.446)**	**80.367**	**UTILIDAD (PÉRDIDA) NETA**	**(80.900)**	**8.921**	**4**
4,42%	**7,45%**	**13,99%**	**-23,53%**	**25,08%**	**MARGEN UTILIDAD NETA**	**-12,21%**	**1,43%**	**1,43%**
4,76	7,72	16,31	(22,62)	25,45	UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(25,62)	2,82	0,00
238	386	815	(1.131)	1.272	UTILIDAD (PÉRDIDA) NETA POR ADR	(1.281)	141	0,07
3.158	3.158	3.158	3.158	3.158	ACCIONES EN CIRCULACIÓN (Millones)	3.158	3.158	3.158

Los Resultados Financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores" (CNV) y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela y están expresados en millones de bolívares constantes al 30 de junio de 2005, de acuerdo con la DPC 10 "Normas para la Elaboración de Estados Financieros Ajustados por Efectos de la Inflación".

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Con base en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de junio de 2005)

	2004 30 de Junio	2005 30 de Junio
ACTIVO		
Activo Circulante	1.290.278	1.021.744
Efectivo y Equivalentes de Efectivo	416.717	531.630
Propiedades, Planta y Equipos, neto	4.030.043	3.753.824
Inversiones	88.040	4.413
Cuentas por Cobrar a Largo Plazo	45.001	45.218
Activos Intangibles y Cargos Diferidos	28.255	33.658
Total Activo	**5.481.617**	**4.858.857**
PASIVO Y PATRIMONIO		
Pasivo Circulante	977.502	911.452
Deuda a corto plazo	548.507	358.243
Deuda a Largo Plazo	1.077.362	811.002
Otros Pasivos	164.535	183.780
Patrimonio	3.262.218	2.952.623
Total Pasivo y Patrimonio	**5.481.617**	**4.858.857**
Activo Circulante / Pasivo Circulante	**1,32**	**1,12**
Deuda Financiera C P / Deuda L P	**0,51**	**0,44**
Patrimonio / Activo Total	**59,51%**	**60,77%**
Deuda Financiera / Capitalización Total	**33,26%**	**28,37%**

Los Resultados Financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores" (CNV) y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela y están expresados en millones de bolívares constantes al 30 de junio de 2005, de acuerdo con la DPC 10 "Normas para la Elaboración de Estados Financieros Ajustados por Efectos de la Inflación".

Los resultados presentados en este informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela y de conformidad con las Normas Internacionales de Contabilidad (NIC).

Estos resultados han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 30 de junio de 2005.

La tasa de cambio para el cierre de junio de 2005 fue 2.150,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 2.079,74 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre de junio 2005 fue 496,25 y el IPC promedio para el periodo de enero-junio de 2005 fue 480,60.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y con satisfacer las necesidades de crecimiento de energía a nivel mundial.

Agradeceremos dirigir sus preguntas o comentarios relacionados con este informe a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.com

Este informe puede contener información y declaraciones a futuro (forward-looking statements) que son inherentemente especulativas con base en la información, planes operativos y proyecciones disponibles en la actualidad acerca de tendencias y hechos futuros. Como tales, están sujetas a riesgos e incertidumbres. Diversos factores podrían hacer que los hechos reales en el futuro difieran significativamente de los expresados o previstos en el presente informe, inclusive, entre otros, los cambios en las condiciones generales económicas, políticas, gubernamentales y de negocios. Si alguno o algunos de estos riesgos o incertidumbres llegaran a materializarse, o si los supuestos subyacentes resultaran incorrectos, los hechos reales futuros podrían variar significativamente de los descritos. C.A. La Electricidad de Caracas (EDC) no asume ninguna obligación de actualizar o corregir los datos contenidos en este informe.